UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2016

Commission File Number 001-36125

ABENGOA, S.A.

(Exact name of registrant as specified in its charter)

Not applicable

(Translation of registrant’s name into English)

Campus Palmas Altas

C/ Energía Solar 1

41014, Seville, Spain

Tel: +34 954 93 71 11

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

ABENGOA, S.A.

FORM 6-K

Abengoa, S.A., (the “Company”) with the aim of complying with article 228 of the consolidated text of the Spanish Securities Market Act approved by Royal Legislative Decree 4/2015, of 23 October, hereby notifies the National Securities Market Commission (Comisión Nacional del Mercado de Valores) (“CNMV”) of the following

Significant event

(Hecho relevante)

Following the Significant Event announced on 28 March 2016 (official registry number 236686) by virtue of which the Company announced that it has filed with the Mercantile Court of Seville nº 2 (“Spanish Court”) an application for the judicial approval (homologación judicial) of the standstill agreement (the “Standstill Agreement”), the Company informs that on 6 April 2016 the Judge of the Mercantile Court of Seville nº 2 has issued a resolution declaring the judicial approval (homologación judicial) of the Standstill Agreement and extending the effect of the stay of the obligations referred to in the Standstill Agreement until 28 October 2016 (inclusive), to creditors of financial liabilities who have not signed the agreement or have otherwise expressed their disagreement with it.

Seville, 6 April 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABENGOA, S.A.

Date: 6 April, 2016	By:	/s/ Joaquín Fernández de Pierola
	Name:	Joaquín Fernández de Pierola
	Title:	CEO